Exhibit 99.6

The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 2.10% Global Debentures Series GC due September 6, 2022.

Filing Fee		$69,000
Legal Fees and Miscellaneous Expenses		125,000

Total	US$	194,000